UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 13, 2020

CNB FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	000-13396	25-1450605
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

31 South Second Street

PO Box 42

Clearfield, Pennsylvania 16830

(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (814) 765-9621

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	CCNE	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 28, 2020, one purported stockholder of Bank of Akron (“Akron”) filed a lawsuit against Akron, the members of the Akron board of directors, CNB Financial Corporation (“CNB”) and CNB Bank in the Supreme Court of the State of New York, County of Eerie, on behalf of himself, captioned Parshall v. Bank of Akron et al., Case No. 803012/2020 (the “Merger Litigation”). The plaintiff generally alleges that the Akron board of directors breached its fiduciary obligations by approving the terms of the Agreement and Plan of Merger, dated December 18, 2019, by and among Akron, CNB and CNB Bank (the “Merger Agreement”), which provides for, among other things, the merger of Akron with and into CNB Bank (the “Merger”). The plaintiff further alleges inadequate merger consideration. Lastly, the plaintiff alleges that the proxy statement/prospectus filed with the SEC on February 10, 2020 and first mailed to Akron shareholders on February 12, 2020 contained materially incomplete disclosures about the merger. The plaintiff seeks injunctive relief, other unspecified damages, and an award of attorneys’ fees and expenses.

On March 13, 2020, solely to avoid the costs, risks and uncertainties inherent in litigation, Akron and CNB have agreed to make additional disclosures to supplement the disclosures contained in the joint proxy statement/prospectus (the “Additional Disclosures”). The Additional Disclosures are set forth below and should be read in conjunction with the joint proxy statement/prospectus.

The Additional Disclosures moot plaintiff’s disclosure claims asserted in the Merger Litigation and, as a result, the plaintiff has agreed to dismiss the Merger Litigation with prejudice as to their individual claims and without prejudice to the claims of the putative members of the class.

This agreement to make the Additional Disclosures will not affect the merger consideration to be paid in connection with the merger of Akron with and into CNB Bank or the timing of the special meeting of Akron’s shareholders.

The defendants have vigorously denied, and continue to vigorously deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Merger Litigation, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the agreement to make the Additional Disclosures solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

The following information supplements the proxy statement/prospectus and should be read in connection with the proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. All page references in the information below are to pages in the proxy statement/prospectus, and terms used below have the meanings set forth in the proxy statement/prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, Akron and CNB make the following supplemental disclosures:

1.    The disclosure under the heading “THE MERGER—Opinion of Akron’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the bottom of page 44 (the Akron Peer Group) of the proxy statement/prospectus and replacing it with the following:

Financial Data as of September 30, 2019			Balance Sheet /Asset Quality			Capital Position				LTM Profitability				Valuation as of December 17, 2019
														Price /
					NPAs /			Total	CRE /
			Total	Loans /	Total	TCE /	Leverage	RBC	Total				Efficiency		LTM	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROAE	NIM	Ratio	TBV	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(%)	($M)
Muncy Bank Financial, Inc.	PA	MYBF	493	88.5	0.80	9.96	9.82	15.63	83.3¹	1.07	10.80	3.65	67.13	118	11.3	3.7	58
Susquehanna Community Financial, Inc.	PA	SQCF	476	59.1	0.15	10.03	9.01	13.31	52.3¹	1.15	12.55¹	3.24¹	63.14¹	121	11.1	2.6	58
Mauch Chunk Trust Financial Corp.	PA	MCHT	460	63.9	0.74	9.11	8.88	15.24	77.9¹	0.59	6.91	2.83	75.47	97	15.0	2.2	45
Mifflinburg Bancorp, Inc.	PA	MIFF	455	89.0	0.85¹	10.77	10.05¹	14.51¹	187.6¹	1.12	10.81	3.27¹	60.20	109	10.7	0.0	53
Commercial National Financial Corporation	PA	CNAF	432	72.9	0.08	15.16	13.51	21.40	140.1¹	1.12	7.50	3.93	71.81	91	12.8	5.0	60
Woodlands Financial Services Company	PA	WDFN	425	86.6	1.84	10.69	10.62	14.77	122.6¹	1.29	12.69	3.72	67.60	110	9.3	3.2	50
ES Bancshares, Inc.	NY	ESBS	422	113.2	1.02¹	5.33	7.41¹	11.63¹	431.3¹	0.39	7.07	3.04	77.72	94	14.6	0.0	34
Peoples Limited	PA	PPLL	406	68.9	0.34	9.25	9.22	15.40	71.8¹	1.16	12.91	3.31	61.35	140	11.7	2.8	52
Mars Bancorp, Inc.	PA	MNBP	403	76.7	0.02	9.30	9.28	15.93	199.2¹	0.47	5.20	2.93	83.60	82	16.5	3.1	31
Hamlin Bank and Trust Company	PA	HMLN	389	81.9	0.67	23.14	20.55	28.88	7.6	0.85	3.91	3.88	57.27	116	—	3.9	104
VSB Bancorp, Inc.	NY	VSBN	376	48.3	0.58	10.14	9.81	19.96¹	227.1¹	0.95	10.30	3.42	68.66	107	10.8	2.7	40
WVS Financial Corp.	PA	WVFC	359	56.9	0.00	10.22	10.33	19.47	16.3¹	0.80	8.09	2.07	48.97	85	10.1	2.5	29
HV Bancorp, Inc.	PA	HVBC	357	87.8	1.07	9.33	8.61¹	15.94¹	44.0¹	0.29	2.97	2.60	87.39	109	NM	0.0	34
National Bank of Coxsackie	NY	NCXS	335	61.9	0.76	8.53	9.18	16.72	139.1	0.55	6.13	3.16	78.92	74	12.8	2.2	21
FSB Bancorp, Inc.	NY	FSBC	325	119.6	0.32	9.83	9.13¹	16.53¹	91.8¹	0.00	0.02	2.64	97.21	102	NM	0.0	32
First Resource Bank	PA	FRSB	322	103.9	1.16	8.48	8.66	13.11	315.5	0.78	8.89	3.84	68.60	98	11.6	0.0	27
Delhi Bank Corp.	NY	DWNX	305	66.7	0.43	10.12	10.16	28.51	30.2¹	0.86	9.01	3.04	67.97	169	20.0	2.2	52

2.    The disclosure under the heading “THE MERGER—Opinion of Akron’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the bottom of page 45 (the CNB Peer Group) of the proxy statement/prospectus and replacing it with the following:

Financial Data as of September 30, 2019			Balance Sheet /Asset Quality			Capital Position				LTM Profitability				Valuation as of December 17, 2019
														Price /
					NPAs /			Total	CRE /
			Total	Loans /	Total	TCE /	Leverage	RBC	Total				Efficiency		LTM	2019E	2020E	Dividend	Market
			Assets	Deposits	Assets	TA	Ratio	Ratio	RBC	ROAA	ROAE	NIM	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)
NBT Bancorp Inc.	NY	NBTB	9,661	90.6	0.43	8.65	10.15	13.38	158.2	1.26	11.58	3.61	58.97	222	15.1	15.1	16.1	2.6	1,804
Park National Corporation	OH	PRK	8,724	89.0	1.32	9.15	9.37	13.15	140.2	1.27	11.86	3.89	63.28	219	16.1	15.5	15.0	3.9	1,714
First Commonwealth Financial Corporation	PA	FCF	8,152	91.3	0.46	9.18	10.13	14.11	229.8	1.33	10.55	3.74	56.85	203	13.9	13.4	13.1	2.7	1,459
S&T Bancorp, Inc.	PA	STBA	7,572	103.6	1.19	9.51	10.12	13.15	319.7	1.42	10.83	3.67	51.59	198	13.4	13.3	13.0	2.8	1,372
Tompkins Financial Corporation	NY	TMP	6,628	90.4	0.45	8.58	9.43	13.36	245.0	1.19	12.51	3.36	62.54	243	17.5	17.6	17.4	2.3	1,360
Univest Financial Corporation	PA	UVSP	5,354	98.0	0.71	9.42	9.97	13.81	184.9	1.35	10.73	3.66	59.82	165	11.7	12.4	12.6	2.9	806
Bryn Mawr Bank Corporation	PA	BMTC	4,829	95.7	0.40	8.60	9.07	14.61	273.3	1.31	10.40	3.66	60.08	207	13.8	13.5	13.1	2.5	824
Peoples Bancorp Inc.	OH	PEBO	4,396	84.9	0.61	9.77	10.28	15.18	117.2	1.28	9.67	3.76	61.45	173	13.1	11.9	12.5	4.0	702
Financial Institutions, Inc.	NY	FISI	4,333	88.0	0.17	7.99	8.86	12.57	188.2	1.01	10.53	3.25	59.80	156	12.7	12.1	12.0	3.0	526
First Defiance Financial Corp.	OH	FDEF	3,351	96.5	0.75	9.67	10.91	12.83	288.7	1.52	12.26	3.99	59.14	196	12.8	12.6	12.1	2.8	616
Arrow Financial Corporation	NY	AROW	3,113	89.3	0.16	8.71	10.04	14.81	107.8	1.22	13.14	3.09	57.39	211	15.5	15.4	14.1	2.7	567
ACNB Corporation	PA	ACNB	1,736	90.9	0.40	9.46	9.97¹	14.87¹	175.7¹	1.43	13.71	3.83	58.70	161	10.9	—	—	2.7	261
Penns Woods Bancorp, Inc.	PA	PWOD	1,673	102.4	1.23	8.28	8.46	11.55	217.1¹	1.03	11.59	3.33	62.66	175	14.1	—	—	3.7	240
Evans Bancorp, Inc.	NY	EVBN	1,456	96.9	1.26¹	9.16	10.11	13.11	368.3¹	1.23	13.03	3.79	67.86	151	11.4	11.7	11.0	2.6	198
Franklin Financial Services Corporation	PA	FRAF	1,302	80.8	1.27	9.06	9.45	15.80	243.5¹	1.26	12.94	3.72	64.89	141	10.8	—	—	3.2	165
Middlefield Banc Corp.	OH	MBCN	1,281	96.6	1.03	9.40	10.46	12.93	351.5¹	1.07	9.76	3.72	63.78	145	13.4	13.8	13.6	2.2	172

3.    The disclosure under the heading “THE MERGER—Opinion of Akron’s Financial Advisor — Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the top of page 47 (the Regional Precedent Transactions group) of the proxy statement/prospectus and replacing it with the following:

					Transaction Information					Seller Information
						Price /
								Core	1-Day
					Deal	LTM		Deposit	Market	Total	TCE/	LTM	LTM	Efficiency	NPAs/
Acquiror		Target		Annc.	Value	Earnings	TBV	Premium	Premium	Assets	TA	ROAA	ROAE	Ratio	Assets
Company	St.	Company	St.	Date	($M)	(x)	(%)	(%)	(%)	($M)	(%)	(%)	(%)	(%)	(%)
Fidelity D & D Bancorp Inc.	PA	MNB Corporation	PA	12/10/19	78.7	21.0	200	11.6	97.1	413	9.5	0.94	10.8	69.0	0.53
Community Bank System Inc.	NY	Steuben Trust Corporation	NY	10/21/19	108.6	15.4	171	11.5	39.2	577	11.0	1.25	12.0	61.9	0.55
Citizens Financial Services	PA	MidCoast Community Bancorp Inc	DE	9/18/19	29.8	12.2	117	2.8	2.6	269	9.5	0.97	9.9	79.9	0.17
BV Financial Inc. (MHC)	MD	MB Bancorp Inc	MD	9/5/19	31.9	14.0	92	(2.8)	(3.9)	147	22.8	1.38	6.3	95.6	—
Investors Bancorp Inc	NJ	Gold Coast Bancorp Inc.	NY	7/24/19	63.6	25.1	135	5.1	21.8	572	8.1	0.45	5.7	74.0	—
ACNB Corp.	PA	Frederick County Bancorp	MD	7/2/19	62.3	21.8	163	8.3	41.5	442	8.2	0.65	7.9	77.9	0.46
1st Constitution Bancorp	NJ	Shore Community Bank	NJ	6/24/19	53.1	13.2	162	10.7	11.0	274	11.6	1.45	13.2	52.8	0.62
First Bank	NJ	Grand Bank NA	NJ	3/19/19	22.1	27.8	102	0.3	—	197	11.0	0.49	4.6	84.4	4.15
Community Bank System Inc.	NY	Kinderhook Bank Corp.	NY	1/22/19	93.2	17.1	184	9.1	74.4	632	6.2	0.86	10.0	66.5	—

4.    The disclosure under the heading “THE MERGER—Opinion of Akron’s Financial Advisor — Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names in the middle of page 47 (the Nationwide Precedent Transactions group) of the proxy statement/prospectus and replacing it with the following:

					Transaction Information					Seller Information
						Price /
								Core	1-Day
					Deal	LTM		Deposit	Market	Total	TCE/	LTM	LTM	Efficiency	NPAs/
Acquiror		Target		Annc.	Value	Earnings	TBV	Premium	Premium	Assets	TA	ROAA	ROAE	Ratio	Assets
Company	St.	Company	St.	Date	($M)	(x)	(%)	(%)	(%)	($M)	(%)	(%)	(%)	(%)	(%)
SmartFinancial Inc.	TN	Progressive Financial Grp Inc	TN	10/29/19	41.4	27.0	125	4.2	—	292	10.4	0.67	6.6	83.8	2.22
Reliant Bancorp Inc.	TN	First Advantage Bancorp	TN	10/23/19	123.1	17.9	147	9.8	23.6	733	11.0	1.06	9.2	66.9	1.31
Centreville Bank	RI	PB Bancorp Inc.	CT	10/22/19	115.5	25.4	145	—	33.2	538	14.7	0.82	5.1	71.6	1.20
First Community Bankshares Inc	VA	Highlands Bankshares Inc.	VA	9/11/19	93.2	25.0	155	7.3	22.5	612	8.7	0.62	6.5	75.0	2.61
Farmers National Banc Corp.	OH	Maple Leaf Financial Inc.	OH	8/30/19	39.6	NM	120	7.4	—	277	14.5	0.56	3.8	71.7	4.86
Heartland Financial USA Inc.	IA	Rockford B&TC	IL	8/13/19	59.2	NM	129	4.7	—	523	8.8	0.11	1.3	71.5	1.41
First Guaranty Bancshares Inc.	LA	Union Bancshares Inc.	LA	8/5/19	43.4	12.8	154	9.0	—	261	10.8	1.28	12.9	64.0	1.78
Wintrust Financial Corp.	IL	SBC Inc.	IL	7/25/19	90.5	12.3	180	9.5	—	594	11.0	1.87	17.2	63.9	1.08
Spirit of Texas Bancshares Inc	TX	Chandler Bancorp Inc.	TX	7/24/19	65.6	12.7	168	11.5	—	349	12.4	1.55	12.8	52.5	0.84
Carolina Financial Corp.	SC	Carolina Trust BancShares Inc.	NC	7/15/19	100.1	21.8	161	9.7	39.4	617	10.1	0.74	6.9	63.0	0.82
Wintrust Financial Corp.	IL	STC Bancshares Corp.	IL	6/5/19	44.9	22.3	146	7.5	—	277	10.8	1.00	9.5	77.5	1.80
Blue Ridge Bankshares Inc.	VA	Virginia Community Bankshares	VA	5/14/19	44.6	21.7	182	9.7	59.4	251	9.8	0.81	8.0	78.5	1.07
Central Bancompany Inc.	MO	Liberty Bancorp Inc.	MO	4/10/19	104.3	—	195	—	73.2	540	10.0	—	—	—	0.93
Midland States Bancorp Inc.	IL	HomeStar Financial Group Inc.	IL	4/2/19	9.9	7.1	95	(0.0)	—	375	8.0	1.16	15.4	78.4	1.28

5.    The disclosure under the heading “THE MERGER—Certain Akron Unaudited Prospective Financial Information” is hereby amended by deleting the table on page 52 of the proxy statement/prospectus and replacing it with the following:

	2019		2020	2021	2022	2023
Earnings Per Share	$16.63		$13.39	$14.46	$15.62	$16.87
Dividends Per Share	$0.70	¹	$2.80	$2.80	$2.80	$2.80
Net Income ($000s)	$4,988		$4,018	$4,339	$4,686	$5,061

1)	Dividend for the quarter ending December 31, 2019

Important Additional Information and Where to Find It

In connection with the Merger, CNB filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Akron and a prospectus of CNB, which proxy statement/prospectus was mailed or other disseminated to Akron shareholders on or about February 12, 2020. CNB has also filed other relevant documents with the SEC regarding the Merger. Investors and shareholders are urged to read the Registration Statement and the proxy statement/prospectus regarding the Merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of Registration Statement and the proxy statement/prospectus, as well as other documents filed with the SEC that contain important information, may be obtained at the SEC’s website at www.sec.gov.

Copies of the Registration Statement and proxy statement/prospectus and the filings that are be incorporated by reference therein may be obtained, free of charge, from CNB Financial Corporation’s website at www.CNBBank.bank, or by directing a request to CNB Financial Corporation, 1 South Second Street, P.O. Box 42, Clearfield, PA 16830, or to Bank of Akron, Attention: President and Chief Executive Officer, 46 Main Street, P.O. Box 420, Akron, NY 14001.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

CNB, Akron and their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the shareholders of Akron in connection with the Merger. Information about the directors and executive officers of Akron and their ownership of Akron common stock, and the interests of such participants, may be obtained by reading the proxy statement/prospectus. Information about the directors and executive officers of CNB may be found in CNB’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 5, 2020, and in its definitive proxy statement filed with the SEC on March 11, 2020. You may obtain free copies of these documents from CNB using the contact information above.

Forward Looking Statements

This Current Report on Form 8-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (2) failure of the shareholders of Akron to approve the Merger Agreement; (3) failure to obtain governmental approvals for the Merger; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the Merger; (5) costs or difficulties related to the integration of the business following the Merger; (6) the risk that the anticipated benefits, cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize; (7) changes in general business, industry or economic conditions or competition; (8) changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise; (9) adverse changes or conditions in the capital and financial markets; (10) changes in interest rates; (11) the inability to realize expected cost savings or achieve other anticipated benefits in connection with the Merger; (12) changes in the quality or composition of our loan and investment portfolios; (13) adequacy of loan loss reserves; (14) increased competition; (15) loss of certain key officers; (16) deposit attrition; (17) rapidly changing technology; (18) unanticipated regulatory or judicial proceedings and liabilities and other costs; (19) changes in the cost of funds, demand for loan products or demand for financial services; and (20) other economic, competitive, governmental or technological factors affecting operations, markets, products, services and prices.

The foregoing list should not be construed as exhaustive, and CNB and Akron undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please see filings by CNB Financial Corporation with the SEC, including CNB’s Annual Report on Form 10-K for the year ended December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CNB FINANCIAL CORPORATION

Date: March 13, 2020

	By	/s/ Tito L. Lima
Tito L. Lima
Treasurer